MVB FINANCIAL CORP.

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

Telephone (304) 363-4800

March 23, 2005

VIA EDGAR

United States Securities & Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549-1004

Re:	MVB Financial Corp.
Form SB-2
File No. 333-120931

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Form SB-2 Registration Statement for MVB Financial Corp., to 2:00 p.m., March 25, 2005, or as soon thereafter as practicable. We hereby confirm that management of the registrant is aware of its obligations under the Securities Act of 1933.

If there are any comments or questions with respect to the Registration Statement or the acceleration thereof, please contact Charles D. Dunbar or Elizabeth Osenton Lord at (304) 340-1000, or me at the number above.

Very truly yours,

/s/ James R. Martin
James R. Martin
President and Chief Executive Officer

JRM/skf/CO931598

cc:	David Lyon via Facsimile – (202) 942-9530
Charles D. Dunbar, Esq.
Elizabeth Osenton Lord, Esq.